UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

MEZABAY INTERNATIONAL, INC.
(formerly, Cardtrend International Inc.)
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

593168 10 7
(CUSIP Number)

Choo Jee Sam, Shareholder
41, Jalan Bidor, Taman Summit, 41300 Klang,
Selangor, Malaysia,
Tel: +6012 3953805
Fax: +603 79571295
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2008
(Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Choo Jee Sam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
7	SOLE VOTING POWER 68,869,010
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 68,869,010
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,869,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.07%
14	TYPE OF REPORTING PERSON IN

Item 1.    Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of Mezabay International, Inc. (formerly Cardtrend International Inc.), a Nevada corporation (the “Issuer”). At present, there are 974,360,108 issued and outstanding shares of Common Stock, and a total of 1,500,000,000 authorized shares of Common Stock.

The Reporting Person is Choo Jee Sam, a citizen and resident of Malaysia (hereinafter, “CJS”), who was a director of the Issuer during the period June 16, 2006 to September 23, 2009. The Reporting Person is the beneficial owner of 68,869,010 shares of Common Stock.

The Issuer’s principal executive offices are located at 800 5th Avenue, Suite 4100, Seattle, WA 98104.

Item 2.    Identity and Background.

             a.  The name of the Reporting Person is Choo Jee Sam (“CJS”)

             b.  The residential address of CJS is 41, Jalan Bidor, Taman Summit, 41300 Klang, Selangor, Malaysia.

             c.  CJS’s principal business is acting as a private investor.  CJS was a director of the Issuer during the period June 16, 2006 to September 23, 2009.

             d.  During the past five years, CJS has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                         e.  During the past five years, CJS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

On February 04, 2008, CJS was issued 3,370,968 and 3,669,643 shares of Common Stock, respectively, arising from the conversion of 2 convertible loan notes (“Convertible Loan Notes”) together with accrued interests, of $104,500 and $205,500, respectively for $0.031 and $0.056 per share, respectively.  On May 1, 2009, CJS was issued 38,510,358 shares of Common Stock arising from the conversion of a convertible loan note (“Convertible Promissory Note”) together with accrued interests, totaling $146,339.36 for $0.0038 per share, the average of daily market closing prices of March 30, 2009 to April 3, 2009. The Convertible Promissory Note was attached as exhibit 10.21 to the Form 10-K for the fiscal year ended December 31, 2008 filed with the Commission on April 15, 2009 and is incorporated by reference hereby. On September 11, 2009 and September 15, 2009, CJS was issued 6,766,981 and 16,551,060 shares of Common Stock, respectively, in settlement of loans (without interest) advanced by CJS to the Issuer amounting to $14,210.66 and $41,377.65, respectively, at a price of $0.0021 per share and $0.0025 per share, respectively. With the last transaction that occurred on September 15, 2009, CJS has, during the period cumulatively acquired a total of 68,869,010 shares of Common Stock or 7.07 % of the total 974,360,108 issued and outstanding shares of Common Stock of the Issuer.

Item 4.   Purpose of Transaction.

As described above, the Reporting Person’s acquisitions of the securities were made pursuant to the conversion of the Convertible Loan Notes (together with accrued interest) and Promissory Note (together with accrued interests) and the settlement of interest free loans advanced by him to the Issuer.

CJS intends to review its investment in the Issuer on a continuing basis. In this regard, CJS may purchase additional shares of Common Stock, or may sell all or a portion of the shares of Common Stock held by him, in any case, in market transactions, in private transactions or otherwise. CJS may also pledge, encumber or otherwise transfer or engage in other transactions with respect to all or a portion of such shares of Common Stock. CJS’s actions with respect to its investment in the Issuer will depend on such factors as the Reporting Person deems relevant at the time, including among other things, CJS’s evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to CJS, prospects for CJS’s own income, general economic conditions, including stock market conditions and other future developments.

        CJS reserves the right to change his purpose in respect of the shares of Common Stock and take such actions as he deems appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

Except as set forth in this Item 4, CJS has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

        a.      At present, CJS beneficially owns 68,869,010 shares of Common Stock. CJS disclaims any membership in a group within the meaning of Section 13(d)(3) of the Act.

        b.     The following table indicates the number of shares as to which CJS has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Choo Jee Sam	68,869,010	7.07%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Choo Jee Sam	-0-	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Choo Jee Sam	68,869,010	7.07%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Choo Jee Sam	-0-	0%

         The information set forth herein is based upon information set forth in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2009 filed with the Commission by the Issuer on August 19, 2009, the Form 8-K filed with the Commission by the Issuer on September 28, 2009 and the Shareholder Report as at September 30, 2009 prepared by Pacific Stock Transfer Agent Company, the Issuer’s transfer agent. As of September 30, 2009, the Issuer had 974,360,108 shares of Common Stock issued and outstanding and 10,000,000 shares of Series D Preferred Stock issued and outstanding, of which, 5,000,000 shares of such Preferred Stock are being converted to 500,000,000 shares of Common Stock at the time of the filing of this Form 13-D, and 5,000,000 shares of such Preferred Stock will be converted to 500,000,000 shares of Common Stock when the authorized number of shares of the Common Stock of the Issuer has been effectively increased from currently 1,500,000,000 to a minimum of 3,000,000,000 as disclosed in a Form 8-K filed with the Commission by the Issuer on September 28, 2009.

        Except as described in this Schedule 13D, CJS has not effectuated any other transactions involving the securities of the Issuer in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between CJS, and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
1
Convertible Promissory Note (incorporated by reference to Exhibit 10.19 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on April 15, 2009)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHOO JEE SAM

By: CHOO JEE SAM
Name: Choo Jee Sam

Date:   October 15, 2009